                                UNITED STATES
                      SECURITIES AND EXCHANGE COMMISSION
                           WASHINGTON, D.C.  20549


                                 SCHEDULE 13D


                  UNDER THE SECURITIES EXCHANGE ACT OF 1934
                               (AMENDMENT NO. 2)*



                             SHERIDAN ENERGY, INC.
--------------------------------------------------------------------------------
                               (Name of Issuer)


                     Common Stock,par value $.001 per share
--------------------------------------------------------------------------------
                        (Title of Class of Securities)

                                   823764105
                     -----------------------------------
                                (CUSIP Number)

                  Julia Heintz Murray, General Counsel-Finance
                     Enron Capital & Trade Resources Corp.
                               1400 Smith Street
                               Houston, TX 77002
                                 (713) 853-4794
--------------------------------------------------------------------------------
(Name, Address and Telephone Number of Person Authorized to Receive Notices and
                               Communications)


                              January 21, 1998
--------------------------------------------------------------------------------
           (Date of Event which Requires Filing of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box / /.

NOTE: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                  SCHEDULE 13D

CUSIP NO.: 823764105                                        Page 2 of 12 Pages


--------------------------------------------------------------------------------
 1    NAME OF REPORTING PERSON
      S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS

      Enron Capital & Trade Resources Corp.
--------------------------------------------------------------------------------
 2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                                        (a) [ ]
                                                                        (b) [x]

--------------------------------------------------------------------------------
 3    SEC USE ONLY



--------------------------------------------------------------------------------
 4    SOURCE OF FUNDS

      WC
--------------------------------------------------------------------------------
 5    CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
      ITEMS 2(d) or 2(e)                                                    [ ]


      Delaware
--------------------------------------------------------------------------------
 6    CITIZENSHIP OR PLACE OF ORGANIZATION


--------------------------------------------------------------------------------
                               7     SOLE VOTING POWER

          NUMBER OF
                                     -0-
           SHARES              -------------------------------------------------
                               8     SHARED VOTING POWER
        BENEFICIALLY

          OWNED BY                   1,600,000 shares
                               ------------------------------------------------
            EACH               9     SOLE DISPOSITIVE POWER

          REPORTING
                                     -0-
           PERSON              ------------------------------------------------
                               10    SHARED DISPOSITIVE POWER
            WITH

                                     1,600,000 shares
-------------------------------------------------------------------------------
11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

      1,600,000 shares
--------------------------------------------------------------------------------
12    CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
                                                                            [ ]


      N/A
--------------------------------------------------------------------------------
13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

      27.2%
--------------------------------------------------------------------------------
14    TYPE OF REPORTING PERSON

      CO
--------------------------------------------------------------------------------

                                  SCHEDULE 13D

CUSIP NO.: 823764105                                        Page 3 of 12 Pages


--------------------------------------------------------------------------------
 1    NAME OF REPORTING PERSON
      S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS

      Enron Corp.
--------------------------------------------------------------------------------
 2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                                        (a) [ ]
                                                                        (b) [x]

--------------------------------------------------------------------------------
 3    SEC USE ONLY



--------------------------------------------------------------------------------
 4    SOURCE OF FUNDS

      WC
--------------------------------------------------------------------------------
 5    CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
      ITEMS 2(d) or 2(e)                                                    [ ]



--------------------------------------------------------------------------------
 6    CITIZENSHIP OR PLACE OF ORGANIZATION

      Oregon
--------------------------------------------------------------------------------
                               7     SOLE VOTING POWER

          NUMBER OF
                                     -0-
           SHARES              -------------------------------------------------
                               8     SHARED VOTING POWER
        BENEFICIALLY

          OWNED BY                   2,600,000 shares
                               ------------------------------------------------
            EACH               9     SOLE DISPOSITIVE POWER

          REPORTING
                                     -0-
           PERSON              ------------------------------------------------
                               10    SHARED DISPOSITIVE POWER
            WITH

                                     2,600,000 shares
-------------------------------------------------------------------------------
11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

      2,600,000 shares

--------------------------------------------------------------------------------
12    CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
                                                                            [ ]


      N/A
--------------------------------------------------------------------------------
13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

      43.1%
--------------------------------------------------------------------------------
14    TYPE OF REPORTING PERSON

      CO
--------------------------------------------------------------------------------

                                  SCHEDULE 13D

CUSIP NO. 823764105                                           PAGE 4 OF 12 PAGES



--------------------------------------------------------------------------------
 1    NAME OF REPORTING PERSON
      S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS

      JEDI Hydrocarbon Investments I Limited Partnership
--------------------------------------------------------------------------------
 2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                                        (a) [ ]
                                                                        (b) [X]

--------------------------------------------------------------------------------
 3    SEC USE ONLY



--------------------------------------------------------------------------------
 4    SOURCE OF FUNDS

      WC
--------------------------------------------------------------------------------
 5    CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
      ITEMS 2(d) or 2(e)                                                    [ ]



--------------------------------------------------------------------------------
 6    CITIZENSHIP OR PLACE OF ORGANIZATION

      Delaware
--------------------------------------------------------------------------------
                               7     SOLE VOTING POWER

          NUMBER OF
                                     -0-
           SHARES              -------------------------------------------------
                               8     SHARED VOTING POWER
        BENEFICIALLY

          OWNED BY                   450,000 shares
                               ------------------------------------------------
            EACH               9     SOLE DISPOSITIVE POWER

          REPORTING
                                     -0-
           PERSON              ------------------------------------------------
                               10    SHARED DISPOSITIVE POWER
            WITH

                                     450,000 shares
-------------------------------------------------------------------------------
11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

      450,000 shares
--------------------------------------------------------------------------------
12    CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
                                                                            [ ]


      N/A
--------------------------------------------------------------------------------
13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

      7.6%
--------------------------------------------------------------------------------
14    TYPE OF REPORTING PERSON

      PN
--------------------------------------------------------------------------------

                                  SCHEDULE 13D

CUSIP NO. 823764105                                           PAGE 5 OF 12 PAGES



--------------------------------------------------------------------------------
 1    NAME OF REPORTING PERSON
      S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS

      Joint Energy Development Investments Limited Partnership
--------------------------------------------------------------------------------
 2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                                        (a) [ ]
                                                                        (b) [X]

--------------------------------------------------------------------------------
 3    SEC USE ONLY



--------------------------------------------------------------------------------
 4    SOURCE OF FUNDS

      WC
--------------------------------------------------------------------------------
 5    CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
      ITEMS 2(d) or 2(e)                                                    [ ]



--------------------------------------------------------------------------------
 6    CITIZENSHIP OR PLACE OF ORGANIZATION

      Delaware
--------------------------------------------------------------------------------
                               7     SOLE VOTING POWER

          NUMBER OF
                                     -0-
           SHARES              -------------------------------------------------
                               8     SHARED VOTING POWER
        BENEFICIALLY

          OWNED BY                   1,000,000 shares
                               ------------------------------------------------
            EACH               9     SOLE DISPOSITIVE POWER

          REPORTING
                                     -0-
           PERSON              ------------------------------------------------
                               10    SHARED DISPOSITIVE POWER
            WITH

                                     1,000,000 shares
-------------------------------------------------------------------------------
11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

      1,000,000 shares
--------------------------------------------------------------------------------
12    CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
                                                                            [ ]


      N/A
--------------------------------------------------------------------------------
13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

      16.6%
--------------------------------------------------------------------------------
14    TYPE OF REPORTING PERSON

      PN
--------------------------------------------------------------------------------

THIS AMENDMENT NO. 2 RELATES TO THE SCHEDULE 13d ORIGINALLY FILED ON BEHALF OF THE REPORTING PERSONS WITH THE SECURITIES AND EXCHANGE COMMISSION ON DECEMBER 24, 1997, WHICH IS HEREBY AMENDED AS FOLLOWS:


Item 1.  Security and Issuer:

         This statement relates to the Common Stock, par value $.01 per share (the "Common Stock"), of Sheridan Energy, Inc., a Delaware corporation (the "Issuer"). The address of the principal executive office of the Issuer is 1000 Louisiana, Suite 800, Houston, Texas 77002.

Item 2.          Identity and Background:

     This statement is being filed by (i) Enron Capital & Trade Resources Corp., a Delaware corporation ("ECT"), whose principal business is the purchase of natural gas, gas liquids and power through a variety of contractual arrangements, marketing these energy products to local distribution companies, electric utilities, cogenerators and both commercial and industrial end users, and provision of risk management services, (ii) Enron Corp., an Oregon corporation ("Enron"), which is an integrated natural gas and electricity company that engages, primarily through subsidiaries, in the transportation and wholesale marketing of natural gas, the exploration for and production of natural gas and crude oil, the production, purchase, transportation and worldwide marketing and trading of natural gas liquids, crude oil and refined petroleum products, and the purchasing and marketing of electricity and other energy-related commitments, (iii) Joint Energy Development Investments Limited Partnership, a Delaware limited partnership ("JEDI"), which is engaged primarily in the business of investing in and managing certain energy related assets, and (iv) JEDI Hydrocarbon Investments I Limited Partnership, a Delaware limited partnership ("JEDI I"), which is engaged primarily in the business of investing in and managing certain energy related assets. ECT, Enron, JEDI and JEDI I are referred to herein as the "Reporting Entities." ECT is a wholly-owned subsidiary of Enron. Additional entities that may be deemed to be control persons of JEDI are (a) Enron Capital Management Limited Partnership, a Delaware limited partnership and the general partner of JEDI ("ECMLP"), whose principal business is to manage oil and gas related investments, (b) Enron Capital Corp., a Delaware corporation and the general partner of ECMLP ("ECC"), whose principal business is to manage oil and gas related investments, and (c) ECT. ECC is a wholly-owned subsidiary of ECT and an indirect, wholly-owned subsidiary of Enron. Additional entities that may be deemed to be control persons of JEDI I are (a) JEDI Capital L.L.C., a Delaware limited liability company and the general partner of JEDI I ("JEDI Capital"), whose principal business is to manage oil and gas related investments, and (b) JEDI. JEDI Capital is a majority-owned subsidiary of JEDI.

     The address of the principal business office of ECT, Enron, JEDI, JEDI I, ECMLP, ECC and JEDI Capital is 1400 Smith Street, Houston, Texas 77002.
Schedule I attached hereto sets forth certain additional information with respect to each director or manager and each executive officer of ECT, Enron, ECC and JEDI Capital. The filing of this statement on Schedule 13D shall not be construed as an admission that any person listed on Schedule I hereto is, for the purposes of Section 13(d) or 13(g) of the Securities Exchange Act of 1934, the beneficial owner of any securities covered by this statement.

         None of the Reporting Entities, nor to their knowledge, ECMLP, ECC or JEDI Capital or any person listed on Schedule I hereto, has been, during the last five years (a) convicted of any criminal proceeding (excluding traffic violations or similar misdemeanors) or (b) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, U.S. federal or state securities laws or finding any violations with respect to such laws.

Item 3.          Source and Amount of Funds or Other Consideration:

         On December 15, 1997, ECT purchased 1,600,000 shares of Issuer's Common Stock par value $.01 per share (the "Common Stock"), for cash consideration in the amount of $10,000,000. The source of the $10,000,000 consideration paid to the Issuer for the Common Stock was working capital of ECT and Enron.

         On December 31, 1997, Grand Gulf Production L.L.C. ("GGP", which is not affiliated with the Reporting Entities or the Issuer) sold substantially all of its assets (the "Grand Gulf Assets") to the Issuer in exchange for 467,500 shares of the Issuer's Common Stock and common stock purchase warrants (the "GGP Warrants") to purchase 82,500 shares of the Issuer's Common Stock. The Purchase Agreement by and between GGP and the Issuer dated as of December 31, 1997 (the "GGP Purchase Agreement"), the Warrant Agreement by and between GGP and the Issuer dated as of December 31, 1997 (the "GGP Warrant Agreement"), and the Assignment and Bill of Sale between GGP and the Issuer effective as of September 1, 1997 are incorporated herein by reference to Exhibits 5, 6 and 7, respectively.

         Pursuant to the Warrant Assignment between GGP and JEDI dated December 31, 1997 (the "Warrant Assignment") and the Stock Transfer and Termination Agreement between JEDI and GGP entered into as of December 31, 1997 (the
"Stock Transfer and Termination Agreement"), which are incorporated herein by reference to Exhibits 8 and 9, respectively, GGP transferred to JEDI 467,500 shares of the Issuer's Common Stock and the GGP Warrants in satisfaction of loans previously made by JEDI to GGP.

         In addition, on December 31, 1997, JEDI I sold its interest in certain oil and gas properties that were jointly owned by JEDI I and GGP to the Issuer in exchange for 382,500 shares of the Issuer's Common Stock and common stock purchase warrants (the "JEDI I Warrants") to purchase 67,500 shares of the Issuer's Common Stock. The Purchase Agreement by and between the Issuer and JEDI I dated as of December 31, 1997 (the "JEDI I Purchase Agreement"), the Warrant Agreement by and between the Issuer and JEDI I dated as of December 31, 1997 (the "JEDI I Warrant Agreement"), and the Assignment and
Bill of Sale between JEDI I and the Issuer effective as of September 1, 1997, are incorporated herein by reference to Exhibits 10, 11 and 12, respectively.

Item 4.          Purpose of Transaction:

         The transactions described in Item 3 were the result of negotiated transactions among the Issuer, ECT, JEDI, JEDI I and GGP. The securities acquired by ECT, JEDI and JEDI I were acquired for investment purposes. ECT, JEDI and JEDI I intend to review their investment in the Issuer on a continuing basis and, depending upon the price of, and other market conditions relating to, the Common Stock, subsequent developments affecting the Issuer, the Issuer's business and prospects, other investment and business opportunities available to ECT, JEDI and JEDI I, general stock market and economic conditions, tax considerations and other factors deemed relevant and subject to the Standstill Agreement referenced below, may decide to increase or decrease the size of their investment in the Issuer.

         The following transactions could result in the acquisition by ECT or its affiliates of additional shares of Common Stock of the Issuer:

       Acquisition of Preferred Stock of the Issuer. Contemporaneously with the acquisition by ECT of the Issuer's Common Stock as described herein, ECT also acquired 1,000,000 shares of the Issuer's Series A Preferred Stock (the "Preferred Stock") for a purchase price of $10,000,000. The terms of the Preferred Stock, set forth in the Certificate of Designation that is incorporated herein by reference to Exhibit 4 of the
       Schedule 13D filed on December 24, 1997, include certain obligations to pay dividends in respect of the Preferred Stock and redeem the Preferred Stock in certain circumstances.

       The consent of the holders of 66 2/3% of the shares of Preferred Stock is required to, among other things, (i) increase or decrease the aggregate number of authorized shares of the Preferred Stock, (ii) exchange, reclassify, or cancel all or part of the Preferred Stock, (iii) change the designations, powers, preferences, relative and other special rights, or the qualifications, limitations or restrictions of the Preferred Stock, (iv) issue additional securities convertible into or exchangeable for, or reclassify any other securities into, shares of the Preferred Stock, (v) create any security ranking senior to or on a parity with (with respect to voting or dividends or upon liquidation, dissolution or winding up) the Preferred Stock, (vi) approve any material change in the principal business of the Issuer or (vii) pay a dividend or distribution of cash or property in respect of, or redeem, repurchase or otherwise acquire, any "Junior Security" (as defined in the Certificate of Designation, but including the Issuer's Common Stock).

       In the event of a default by the Issuer of its dividend or redemption obligations under the terms of the Preferred Stock, the holders of the Preferred Stock have the option to elect that number of directors constituting a majority of the Issuer's Board of Directors, and may require the Issuer to redeem the Preferred Stock held by such holder at the "Mandatory Redemption Price" (as defined in the Certificate of Designation). In the event of a "Change of Control" of the Issuer (as defined in the Certificate of Designation), the holders of the Preferred Stock may require the Issuer to redeem the Preferred Stock held by such holder at the Mandatory Redemption Price (as defined in the Certificate of Designation).

       Agreement with respect to Election of Board of Directors of Issuer. As described in more detail in Item 6 below, pursuant to the Stock Purchase Agreement incorporated herein by reference to Exhibit 1 of the Schedule 13D filed on December 24, 1997, ECT, JEDI, JEDI I and their affiliates to whom they transfer shares of the Issuer's Common Stock (the "ECT Group") acquired the right to appoint up to two members of the Issuer's Board of Directors, which was at such time comprised of five members and could be expanded to seven members to accommodate the ECT Group's designees. In connection therewith, pursuant to a Shareholders' Agreement between ECT and Jeffrey E. Susskind (Chairman of the Board of the Issuer and holder of 1,000,037 shares of the Issuer's Common Stock) and his spouse incorporated herein by reference to Exhibit 3 of the
       Schedule 13D filed on December 24, 1997, ECT agreed that the ECT Group would vote shares of the Issuer's Common Stock held by them in favor of the current members of the Board of Directors, and the Susskinds and certain related parties agreed to vote shares of the Issuer's Common Stock held by them in favor of the ECT Group's nominees to the Board of Directors. Pursuant to the Stock Purchase Agreement, the Issuer agreed to not increase the size of the Board of Directors beyond seven members (including the ECT Group's designees) unless necessary to ensure that such designees attained their positions on the Board of Directors. Pursuant to the unanimous resolution of the Issuer's Board of Directors on January 21, 1998, the Board of Directors increased the size of the Board of Directors from five to six members and appointed a representative of the ECT Group, Douglas B. Dunn, to the Board of Directors. The ECT Group intends to designate in the immediate future an additional representative to the Board of Directors.

       "Standstill" Agreement. As described in more detail in Item 6 below, ECT agreed that none of ECT, JEDI, JEDI I nor their respective subsidiaries would (i) purchase additional shares of the Issuer's Common Stock, except pursuant to certain permitted transactions, or (ii) make or participate in a solicitation of proxies to vote shares of the Issuer's Common Stock.

         Other than the transactions described herein, none of the Reporting Entities, nor to their knowledge, ECMLP, ECC, JEDI Capital, or any person listed on Schedule I hereto, has any plan or proposal that would result in any of the consequences listed in paragraphs (a) - (j) of Item 4 of Schedule 13D.

Item 5.          Interest in Securities of the Issuer:

         As of the date of this statement, ECT beneficially owns and has the sole power to vote and dispose of 1,600,000 shares of the Common Stock, which represents approximately 27.2% of the Issuer's Common Stock outstanding as of December 31, 1997. Because ECT is a direct, wholly-owned subsidiary of Enron, Enron may also be deemed to beneficially own such shares. Enron disclaims beneficial ownership of all such shares.

         As of the date of this statement, JEDI beneficially owns and has the sole power to vote and dispose of 550,000 shares of Common Stock, which represents approximately 9.2% of the Common Stock outstanding as of December 31, 1997. Because ECC is an indirect, wholly-owned subsidiary of Enron, Enron may also be deemed to beneficially own such shares. Enron disclaims beneficial ownership of all such shares.

         As of the date of this statement, JEDI I beneficially owns and has the sole power to vote and dispose of 450,000 shares of Common Stock, which represents 7.6% of the Common Stock outstanding as of December 31, 1997. Because JEDI Capital is a majority-owned subsidiary of JEDI, and ECC is an indirect, wholly-owned subsidiary of Enron, JEDI and Enron may also be deemed to beneficially own such shares. Each of JEDI and Enron disclaim beneficial ownership of all such shares.

         Other than the transactions described herein, none of the Reporting Entities, nor to their knowledge, ECMLP, ECC, JEDI Capital, or any person listed on Schedule I hereto, effected any transactions in shares of Common Stock of the Issuer during the preceding sixty days.

Item 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer:

         Agreement with respect to Election of Board of Directors of Issuer. Pursuant to the Stock Purchase Agreement, the ECT Group acquired the right to appoint (i) two designees to the Issuer's Board of Directors if the ECT Group holds in excess of 14% of the Issuer's Common Stock and (ii) one designee if the ECT Group holds in the range of 7% through 14% of the Issuer's Common Stock. Pursuant to a Shareholders' Agreement between ECT and Jeffrey E. Susskind (Chairman of the Board of the Issuer and holder of 1,000,037 shares of the Issuer's Common Stock) and his spouse, ECT agreed that the ECT Group would vote Common Stock held by them in favor of the current members of the Board of Directors, and the Susskinds and certain related parties agreed to vote Common Stock held by them in favor of the ECT Group's designees to the Board of Directors. The Shareholders' Agreement terminates at the earlier of (i) the date that the ECT Group no longer holds 7% of the Issuer's Common Stock and (ii) December 15, 1999. The ECT Group has the right to appoint (i) two persons as observers to the Issuer's Board of Directors if the ECT Group holds in excess of 14% of the Issuer's Common Stock and (ii) one person as an observer if the ECT Group holds in the range of 7% through 14% of the Issuer's Common Stock. Pursuant to the unanimous resolution of the Issuer's Board of Directors on January 21, 1998, the Board of Directors increased the size of the Board of Directors from five to six members and appointed a representative of the ECT Group, Douglas B. Dunn, to the Board of Directors. The ECT Group intends to designate in the immediate future an additional representative to the Board of Directors.

         "Standstill" Agreement. Pursuant to the Stock Purchase Agreement, ECT, JEDI and JEDI I and their respective subsidiaries and affiliates agreed, for a period of two years, (i) to not acquire additional shares of the Issuer's Common Stock (other than in transactions approved by the Issuer's Board of Directors and certain inadvertent purchases), and (ii) to not make or participate in a solicitation of proxies to vote or form a "group" for such purpose. This provision of the Stock Purchase Agreement terminates in the event ECT's designees are not elected to the Issuer's Board of Directors as required by the Stock Purchase Agreement.

         Registration Rights Agreement. Certain demand and piggyback registration rights granted to ECT and certain of its assignees by the Issuer and set forth in the Stock Purchase Agreement have been superseded by the Registration Rights Agreement effective as of December 31, 1997 by and among the Issuer, ECT, GGP and JEDI I (the "Registration Rights Agreement"), which is incorporated herein by reference to Exhibit 13. The Registration Rights Agreement sets forth the rights of ECT, GGP and JEDI I for the registration of their shares of Common Stock. GGP assigned its rights under the Registration Rights Agreement to JEDI pursuant to the Assignment and Assumption Agreement entered into on December 31, 1997 by and among GGP, the Issuer and JEDI (the "Assignment and Assumption Agreement").

         Warrants. Pursuant to the JEDI I Purchase Agreement and the JEDI I Warrant Agreement, JEDI I purchased the JEDI I Warrants to purchase 67,500 shares of Common Stock, subject to adjustment as described in the JEDI I Warrant Agreement. The JEDI I Warrants have an exercise price of $5.50 per share and terminate on December 31, 2002. Pursuant to the GGP Purchase Agreement and the GGP Warrant Agreement, GGP purchased the GGP Warrants to purchase 82,500 shares of Common Stock, subject to adjustment as described in the GGP Warrant Agreement. The GGP Warrants have an exercise price of $5.50 per share and terminate on December 31, 2002. The GGP Warrants were transferred from GGP to JEDI pursuant to the Warrant Assignment and the Assignment and Assumption Agreement.

Item 7.  Material to be Filed as Exhibits:

         * Exhibit 1:   Stock Purchase Agreement dated as of November 28, 1997 between the Issuer and ECT.

         * Exhibit 2:   First Amendment to Stock Purchase Agreement dated as of December 15, 1997 between Issuer and
                        ECT.

         * Exhibit 3:   Shareholders' Agreement dated as of December 15, 1997 among the Issuer, Jeffrey E. Susskind and
                        Janis Susskind and ECT.

         * Exhibit 4:   Certificate of Designation, Preferences and Rights of Series A Preferred Stock.

         * Exhibit 5:   Purchase Agreement by and between the Issuer and GGP dated as of December 31, 1997.

         * Exhibit 6:   Warrant Agreement by and between the Issuer and GGP dated as of December 31, 1997.

         * Exhibit 7:   Assignment and Bill of Sale between GGP and the Issuer effective as of September 1, 1997.

         * Exhibit 8:   Warrant Assignment between GGP and JEDI dated December 31, 1997.

         * Exhibit 9:   Stock Transfer and Termination Agreement between JEDI and GGP entered into as of December 31,
                        1997.

         * Exhibit 10:  Purchase Agreement by and between the Issuer and JEDI I dated as of December 31, 1997.

         * Exhibit 11:  Warrant Agreement by and between the Issuer and JEDI I dated as of December 31, 1997.


         * Exhibit 12:  Assignment and Bill of Sale between JEDI I and the Issuer effective as of September 1, 1997.

         * Exhibit 13:  Registration Rights Agreement by and among the Issuer, ECT, GGP and JEDI I effective as of
                        December 31, 1997.

         * Exhibit 14:  Assignment and Assumption Agreement by and among GGP, the Issuer and JEDI entered into on
                        December 31, 1997.

           Exhibit 15:  Joint Filing Agreement by and among ECT, Enron, JEDI and JEDI I entered into on
                        January 29, 1998.

--------------------------------------------------------------------------------
         * Previously filed.

         After reasonable inquiry and to the best knowledge and belief of the undersigned, the undersigned certify that the information set forth in this statement is true, complete and correct.

Date: January 29, 1998                   ENRON CAPITAL & TRADE RESOURCES CORP.
              ---

                                         By:    PEGGY B. MENCHACA
                                            -----------------------------
                                         Name:  Peggy B. Menchaca
                                         Title: Vice President and Secretary

Date: January 29, 1998                   ENRON CORP.
              ---

                                         By:    PEGGY B. MENCHACA
                                            -----------------------------
                                         Name:  Peggy B. Menchaca
                                         Title: Vice President and Secretary

Date: January 29, 1998                 JOINT ENERGY DEVELOPMENT INVESTMENTS
              ---                       LIMITED PARTNERSHIP

                                         By:  Enron Capital Management Limited
                                              Partnership, its general partner

                                         By:  Enron Capital Corp.,
                                              its general partner


                                         By:    PEGGY B. MENCHACA
                                            -----------------------------
                                         Name:  Peggy B. Menchaca
                                         Title: Vice President and Secretary

Date: January 29, 1998                   JEDI HYDROCARBON INVESTMENTS I
              ---                        LIMITED PARTNERSHIP

                                         By:  JEDI Capital L.L.C.,
                                              its general partner


                                         By:    PEGGY B. MENCHACA
                                            -----------------------------
                                         Name:  Peggy B. Menchaca
                                         Title: Vice President and Secretary

  ATTENTION: INTENTIONAL MISSTATEMENTS OR OMISSIONS OF FACT CONSTITUTE FEDERAL CRIMINAL VIOLATIONS (SEE 18 U.S.C. 1001).

                                                                      SCHEDULE I

                        DIRECTORS AND EXECUTIVE OFFICERS
                     ENRON CAPITAL & TRADE RESOURCES CORP.



Name and Business Address              Citizenship        Position and Occupation
-------------------------              -----------        -----------------------
1400 Smith Street
Houston, TX  77002

Mark A. Frevert                           U.S.A.            Director; President - ECT Europe and Managing
                                                            Director

Mark E. Haedicke                          U.S.A.            Director; Managing Director - Legal

Kevin P. Hannon                           U.S.A.            Director; President and Chief Operating
                                                            Officer

Kenneth D. Rice                           U.S.A.            Director; Chairman of the Board, Chief
                                                            Executive Officer and Managing Director;
                                                            Chairman and Chief Executive Officer - ECT
                                                            North America

Gene E. Humphrey                          U.S.A.            Vice Chairman

Amanda K. Martin                          U.S.A.            President - Energy and Finance Services

William O. Butler                         U.S.A.            Managing Director

John B. Echols, Jr.                       U.S.A.            Managing Director and Chief Accounting
                                                            Officer

Lou L. Pai                                U.S.A.            Managing Director

Robert J. Hermann                         U.S.A.            Vice President and General Tax Counsel

Donald C. Bentley II                      U.S.A.            Senior Vice President

Marty Sunde                               U.S.A.            Senior Vice President

Rebecca C. Carter                         U.S.A.            Vice President and Chief Control Officer

                        MANAGERS AND EXECUTIVE OFFICERS
                              JEDI CAPITAL L.L.C.


Name and Business Address                       Citizenship                Position and Occupation
-------------------------                       -----------                -----------------------
1400 Smith Street
Houston, TX  77002

Jeremy M. Blachman                                 U.S.A.                   Manager

Richard L. Carson                                  U.S.A.                   Manager

Shirley A. Hudler                                  U.S.A.                   Manager

Don R. Rollins                                     U.S.A.                   Manager

Robert J. Hermann                                  U.S.A.                   Vice President and General Tax
                                                                            Counsel

Peggy B. Menchaca                                  U.S.A.                   Vice President and Secretary

Jordan H. Mintz                                    U.S.A.                   Vice President, Tax and Tax Counsel

Julia Heintz Murray                                U.S.A.                   Vice President and General Counsel,
                                                                            Finance


                        DIRECTORS AND EXECUTIVE OFFICERS
                              ENRON CAPITAL CORP.


Name and Business Address                       Citizenship             Position and Occupation
-------------------------                       -----------             -----------------------
1400 Smith Street
Houston, TX  77002

James V. Derrick, Jr.                            U.S.A.                   Director

Mark A. Frevert                                  U.S.A.                   Director and Managing Director

Kenneth D. Rice                                  U.S.A.                   Director, Chairman, Chief Executive
                                                                          Officer and Managing Director

Gene E. Humphrey                                 U.S.A.                   President and Managing Director

Andrew S. Fastow                                 U.S.A.                   Managing Director

Mark E. Haedicke                                 U.S.A.                   Managing Director and General Counsel

Jeremy M. Blachman                               U.S.A.                   Vice President

Richard B. Buy                                   U.S.A.                   Vice President

Rebecca C. Carter                                U.S.A.                   Vice President and Chief Control
                                                                          Officer

William D. Gathmann                              U.S.A.                   Vice President, Finance and Treasurer

Robert J. Hermann                                U.S.A.                   Vice President and General Tax Counsel

Clifford P. Hickey                               U.S.A.                   Vice President

Peggy B. Menchaca                                U.S.A.                   Vice President and Secretary

Jordan H. Mintz                                  U.S.A.                   Vice President, Tax and Tax Counsel

Kristina M. Mordaunt                             U.S.A.                   Vice President and Assistant General
                                                                          Counsel

Julia Heintz Murray                              U.S.A.                   Vice President, General Counsel,
                                                                          Finance and Assistant Secretary

Andrea Vail                                      U.S.A.                   Vice President

                        DIRECTORS AND EXECUTIVE OFFICERS
                                  ENRON CORP.



NAME AND BUSINESS ADDRESS                      CITIZENSHIP                POSITION AND OCCUPATION
-------------------------                      -----------                -----------------------
Robert A. Belfer                                 U.S.A.                   Director
767 Fifth Avenue, 46th Fl.                                                Chairman, President and Chief
New York, NY  10153                                                          Executive Officer,
                                                                          Belco Oil & Gas Corp.

Norman P. Blake, Jr.                             U.S.A.                   Director
USF&G Corporation                                                         Chairman, United States Fidelity
6225 Smith Ave. LA0300                                                       and Guaranty Company
Baltimore, MD  21209

Ronnie C. Chan                                   U.S.A.                   Director
Hang Lung Development                                                     Chairman of Hang Lung
Company Limited                                                              Development Group
28/F, Standard Chartered
Bank Building
4 Des Vouex Road Central
Hong Kong

John H. Duncan                                   U.S.A.                  Director
5851 San Felipe, Suite 850                                               Investments
Houston, TX  77057

Joe H. Foy                                       U.S.A.                   Director
404 Highridge Dr.                                                         Retired Senior Partner,
Kerrville, TX  78028                                                      Bracewell & Patterson, L.L.P.

Wendy L. Gramm                                   U.S.A.                   Director
P.O. Box 39134                                                            Former Chairman, U.S. Commodity
Washington, D.C.  20016                                                      Futures Trading Commission

Ken L. Harrison                                  U.S.A.                   Director
121 S.W. Salmon Street                                                    Vice Chairman of Enron Corp.
Portland, OR  97204

Robert K. Jaedicke                               U.S.A.                   Director,
Graduate School of Business                                               Professor (Emeritus), Graduate
Stanford University                                                          School of Business
Stanford, CA  94305                                                          Stanford University

Charles A. LeMaistre                             U.S.A.                   Director
13104 Travis View Loop                                                    President (Emeritus), University of
Austin, TX  77030                                                            Texas M.D. Anderson Cancer
                                                                             Center

                        DIRECTORS AND EXECUTIVE OFFICERS
                                  ENRON CORP.


Jerome J. Meyer                            U.S.A.                   Director
26600 S.W. Parkway                                                  Chairman and Chief Executive Officer,
Building 63;P.O. Box 1000                                           Tektronix, Inc.
Wilsonville, OR  97070-1000

John A. Urquhart                           U.S.A.                   Director and Vice Chairman of
John A. Urquhart Assoc.                                                Enron Corp.
111 Beach Road                                                      President, John A. Urquhart
Fairfield, CT  06430                                                   Associates

John Wakeham                               U.K.                    Director
Pinglestone House                                                  Former U.K. Secretary of State for
Old Alresford                                                          Energy and Leader of the
Hampshire S024 9TB                                                     Houses of Commons and Lords
United Kingdom

Charls E. Walker                           U.S.A.                   Director
Walker & Walker, LLC.                                               Chairman, Walker & Walker, LLC
10220 River Road, Ste. 105
Potomac, Maryland 20854

Bruce G. Willison                          U.S.A.                   Director
4900 Riverdale Road                                                 President and Chief Operating
Irwindale, CA  91706                                                Officer, Homes Savings of America

Herbert S. Winokur, Jr.                    U.S.A.                   Director
Winokur & Associates, Inc.                                          President, Winokur & Associates,
30 East Elm Ct.                                                        Inc.
Greenwich, CT  06830

1400 Smith Street
Houston, TX  77002

Kenneth L. Lay                             U.S.A.                   Director, Chairman and Chief
                                                                    Executive Officer

Jeffrey K. Skilling                        U.S.A.                   Director, President and Chief
                                                                    Operating Officer

J. Clifford Baxter                         U.S.A.                   Senior Vice President, Corporate
                                                                    Development

                        DIRECTORS AND EXECUTIVE OFFICERS
                                  ENRON CORP.


Richard A. Causey                                       U.S.A.                   Senior Vice President and Chief
                                                                                 Accounting and Information Officer

Edmund P. Segner, III                                   U.S.A.                   Executive Vice President and Chief of
                                                                                 Staff

James V. Derrick, Jr.                                   U.S.A.                   Senior Vice President and General
                                                                                 Counsel

Andrew S. Fastow                                        U.S.A.                   Senior Vice President, Finance

Stanley C. Horton                                       U.S.A.                   Chairman and Chief Executive Officer,
                                                                                 Enron Gas Pipeline Group

Rebecca P. Mark                                         U.S.A.                   Chairman and Chief Executive Officer,
                                                                                 Enron International, Inc.

Thomas E. White                                         U.S.A.                   Chairman and Chief Executive Officer,
                                                                                 Enron Ventures Corp.

Rodney L. Gray                                          U.S.A.                   Executive Vice President,
                                                                                 Financial Management, of
                                                                                 Enron International, Inc.

                              INDEX TO EXHIBITS


EXHIBIT
NUMBER      DESCRIPTION
-------     -----------
  15        Joint Filing Agreement by and among ECT, Enron, JEDI I and JEDI entered into on January 29, 1998.
